UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

Information Contained in this Form 6-K Report

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On August 18, 2024, Mr. Lai Kuan Loong Victor resigned as our independent director of the Board of Directors (the “Board”), the chairman of the audit committee and as a member of the compensation and nominations committees of Mobile-health Network Solutions (the “Company” or “Mobile-Health”)) for personal reasons, effective immediately. On August 22, 2024, the Board appointed Mr. Tan Kim Han Raymond (“Mr. Tan”) and Mr. Ho Hin Yip (“Mr. Ho”), to fill in the vacancy on the Board, resulting from Mr. Lai Kuan Loong Victor’s resignation, effective August 22, 2024.

The Board has determined that Mr. Tan and Mr. Ho satisfy the definition of “independent director” in accordance with Rule 5605(a)(2) of the Marketplace Rules of The Nasdaq Stock Market, Inc. and Section 10(A)(m)(3) of the Securities Exchange Act of 1934, as amended.

Mr. Tan will serve as a nominating committee member of the Company.

Mr. Ho will serve as the chairperson of the audit committee and a compensation committee member of the Company.

The biographies for Mr. Tan and Mr. Ho are set forth below:

Tan Kim Han Raymond is our independent director and serves as a member of the nominations committee. Since April 2016, Mr. Tan has been serving as a council member of Singapore Road Safety Council, a non-profit organization formed under Ministry of Home Affairs of Singapore. Since February 2021, Mr. Tan has been serving as a director of Soleil Investment Pte. Ltd, an investment holding company in Singapore. Since May 2018, Mr. Tan has been serving as a director of Life Bridge Partners Pte. Ltd., a private investment company in Singapore. Since 2018, Mr. Tan has been serving as a director of UES Waste Management Pte Ltd. Since 2016, Mr. Tan has been serving as a director of UES Envirotech Philippines, Inc., UE Newater (Vietnam) Limited, BEWGI-UE Newater Pte Ltd, BEWGI-H2O Pte Ltd, and UESH-BEWGI Eng Pte Ltd. From May 2015 to December 2022, Mr. Tan served as the chief financial officer, chief risk officer and subsequently, chief executive officer, director and board secretary of CMIG International Holding Pte. Ltd, a group which provides investment services. From August 2019 to March 2020, Mr. Tan served as a director and chairman of finance committee of Sirius International Insurance Group (Nasdaq: SG) (currently known as Siriuspoint Ltd (NYSE: SPNT)), an insurance group. Mr. Tan has been a Singapore Chartered Accountant and a Certified Internal Auditor from the Institute of Internal Auditors. Mr. Tan obtained a Bachelor of Accountancy from Nanyang Technological University in 2003.

Ho Hin Yip is our independent director and serves as the chairman of the audit committee and as a member of the compensation committee. Since April 2012, Mr. Ho has been serving as the financial controller and joint company secretary of China Shenshan Orchard Holdings Co. Ltd (SGX: BKV) (formerly known as Dukang Distillers Holdings Limited). Since December 2012, Mr. Ho has been serving as an independent non-executive director of China Ever Grand Financial Leasing Group Co., Limited (HKEx:00379). Since November 2012, Mr. Ho has been serving as the managing director of JRK Certified Public Accountants Ltd. From October 2015 to December 2023, Mr. Ho served as an independent non-executive director of Jiyi Holdings Limited (HKEx: 01495). From August 2018 to July 2019, Mr. Ho served as an independent non-executive director of Hope Life International Holdings Limited (HKEx: 01683). From December 2014 to April 2020, Mr. Ho served as an independent non-executive director of Xinhua News Media Holdings Limited HKEx: 00309). Mr. Ho has been a practicing member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants since February 2005 and August 2005, respectively. Mr. Ho obtained a Bachelor of Business Administration in Professional Accountancy from the Chinese University of Hong Kong in 1997.

Each of Mr. Tan and Mr. Ho has entered into an independent director agreements with the Company, pursuant to which Mr. Tan and Mr. Ho will each receive annual cash compensation of $36,000 payable monthly. The independent director agreements, which is filed herewith as Exhibits 10.1 and 10.2, should be reviewed in its entirety for additional information.

Mr. Tan and Mr. Ho have no family relationships with any of the executive officers or directors of the Company. Save except for independent director agreement as stated above, there is no other employment agreement between the Company and Mr. Tan and Mr. Ho, nor are there any arrangements or plans in which the Company will provide compensation, bonus, pension, retirement, or similar benefits to Mr. Tan and Mr. Ho. There have been no transactions to which the Company was or is to be a party, in which Mr. Tan and Mr. Ho had, or will have, a direct or indirect material interest.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text actual Agreements, which are attached as Exhibit 10.1 and Exhibit 10.2 to this Current Report and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Independent Director Agreement with Mr. Tan Kim Han Raymond dated August 22, 2024.
10.2	Independent Director Agreement with Mr. Ho Hin Yip dated August 22, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: August 22, 2024	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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